Exhibit 23.3

CONSENT OF RBC DAIN RAUSCHER

We hereby consent to the inclusion of our opinion letter dated October 3, 2002 to the Board of Directors of North State National Bank (the “North State Board”) as an exhibit to the Registration Statement on Form S-4 (the “Registration Statement”) of TriCo Bancshares, and to all references to our firm and such opinion in the prospectus/proxy statement included in such Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit and we disclaim that we are “experts” for purposes of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/    Greg Madding
Managing Director
RBC Dain Rauscher
San Francisco, CA
January 16, 2003